Exhibit 99.2

Fusion Fuel Highlights Royal Uranium’s 2% NSR on Two Mineral Claims held by the Shea Creek Joint Venture, One of Canada’s Largest Undeveloped Uranium Projects in the Athabasca Basin

●	Part of a 16-uranium-royalty portfolio across the Athabasca Basin, Newfoundland, Colombia, and Argentina

Dublin, March 27, 2026 (GLOBE NEWSWIRE), Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today highlighted information about its anticipated 2.0% Net Smelter Return (the “NSR”) royalty on two mineral claims – MC00040006 and MC0004007 – within a larger set of mineral claims held by the Shea Creek Joint Venture. The NSR is part of a portfolio of royalty rights that the Company anticipates will be acquired upon the closing of its previously announced agreement with Royal Uranium Inc. (“Royal Uranium”).

The Shea Creek Joint Venture, in the Western Athabasca Basin area of northern Saskatchewan, Canada, is operated by Orano Canada Inc., a subsidiary of French state-majority-owned nuclear fuel cycle company Orano SA, in a joint venture with Uranium Energy Corp. (“UEC”), benefiting from strong government-backed support and long-term demand driven by France’s nuclear energy program. The Western Athabasca Basin has attracted investment from some of the world’s largest nuclear energy companies and is believed to have strong expansion potential.

The Shea Creek Joint Venture discovered four deposits — Kianna, Anne, Collette, and 58B — within mineral claim S-104638.1 The mineral resource estimates below describe these four deposits. Note that the NSR royalty described in this release does not attach to claim S-104638 and will not entitle the holder of the NSR to any compensation related to production therefrom. UEC has indicated that expansion potential remains very high, with 278,889 meters of drilling across 563 drill holes completed since 1992.1

UEC’s 2022 Technical Support’s 2022 mineral resource estimate for the four deposits at a cut-off grade of 0.30% U3O8 total1:

●	67.57 million pounds U₃O₈ indicated (2,056,000 tonnes grading 1.49% U₃O₈)

●	28.06 million pounds U₃O₈ inferred (1,254,000 tonnes grading 1.02% U₃O₈)

The NSR is one of 16 uranium royalty interests anticipated to be acquired as part of the Royal Uranium transaction with assets located across the Athabasca Basin, Newfoundland, Colombia, and Argentina.

Global uranium demand is forecast to reach 397 million pounds by 2040 — a 118% increase from 2025 levels — while supply is projected to grow only 14%, creating an estimated annual deficit of approximately 197 million pounds by 2040.2

1 2022 Technical Report on the Shea Creek Project, Saskatchewan,” effective October 31, 2022, filed by Uranium Energy Corp. with the U.S. Securities and Exchange Commission (“SEC”) on January 11, 2023. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

2 “Uranium's Tale of Two Markets” (December 15, 2025), https://sprott.com/insights/uranium-s-tale-of-two-markets/.

This gap cannot be closed by existing producers alone. Development-stage resources, such as those in the Western Athabasca Basin, will be essential to meeting demand. Additionally, the Kazatomprom Group, the world’s largest uranium producer, publicly flagged sulfuric acid shortages and construction delays during 2023–2025 that constrained planned production increases, contributing to a tighter-than-expected Western supply outlook over that period and increasing the geopolitical premium on Americas-based assets such as those in Saskatchewan.

“Shea Creek contains one of the largest undeveloped uranium resources in Canada, operated by two of the industry’s most experienced names. Through our anticipated acquisition of Royal Uranium, the holder of a 2.0% NSR royalty on mineral claims MC00004006 and MC00004007, we anticipate providing Fusion Fuel with a share of value generated from any deposits that may be discovered within those two claims without additional capital spend,” stated JP Backwell, Fusion Fuel CEO.

Background On Royal Uranium Transaction

On February 18, 2026, Fusion Fuel announced that it had entered into a definitive share exchange agreement (“Share Exchange Agreement”) to acquire a controlling interest in Royal Uranium, a private royalty company holding a portfolio of 16 royalties across the Americas. The proposed transaction is intended to provide Fusion Fuel with exposure to energy commodity royalties from certain assets, particularly uranium and natural gas deposits, through a capital-efficient royalty portfolio.

ABOUT FUSION FUEL GREEN PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas, BrightHy Solutions, and BioSteam Energy platforms. With operations spanning LPG supply to hydrogen and bio-steam solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. For more information, please visit www.fusion-fuel.eu.

ABOUT ROYAL URANIUM INC.

Royal Uranium is a private energy royalty entity holding a portfolio of tier one high-quality uranium and natural gas royalties across premier mining jurisdictions in the Americas, operated by experienced industry partners. The portfolio is designed to provide long-duration exposure to commodity price upside while minimizing operating risk through the royalty model. For more information, please visit www.royaluranium.com.

FORWARD-LOOKING STATEMENTS

This press release and the statements contained herein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include, but are not limited to, statements regarding the Company’s planned acquisition of a controlling interest in Royal Uranium and its expectation to gain royalty exposure to uranium exploration activity across certain projects without additional cost to itself or the royalty holder, and statements regarding planned exploration activities at certain uranium projects. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the ability of the parties to the Share Exchange Agreement to complete the transaction, the Company’s ability to integrate Royal Uranium’s assets into its business, the ability of the parties to obtain Irish regulatory approval and any other required third-party consents and approvals in connection with the transaction, obtain the approval of the Company’s shareholders, and to meet all other closing conditions; the realization of revenues from the assets of Royal Uranium, including its uranium and natural gas royalties, which may depend on, among other things, the commercial development of uranium and natural gas deposits, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, regulatory approval, and market demand for uranium and natural gas as sources of energy; volatility in uranium and natural gas commodity prices, which directly affect the potential value of NSR and other royalty interests; the risk that operators of royalty-bearing properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles; the possibility that exploration activities, including those authorized under recently obtained permits, may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves; the dependence of the Company on third-party operators over whom it has no operational control, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where the royalty assets are located, including Canada, Colombia, and Argentina, which may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes; the risk that royalty agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company’s business on net sales, revenues, income from continuing operations, or other results of operations; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu
www.fusion-fuel.eu